Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 9, 2012	TSX:TMM, NYSE MKT:TGD

NEWS RELEASE

Timmins Gold reports record production of
25,153 ounces of gold and 13,857 ounces of silver during Q3 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report record production of 25,153 ounces of gold for its Q3 2012 fiscal quarter ended September 30, 2012. Timmins Gold also produced 13,857 ounces of silver during the quarter.

During Q3 2012 a total of 40,490 ounces of gold were placed on the heap leach pads, compared to 35,282 ounces of gold in Q3 2011, a 14.76% increase. Gold produced during Q3 2012 reached 25,153 ounces, compared to 16,917 ounces in Q3 2011, an increase of 48.69% and 23,203 ounces in the previous quarter (Q2 2012), an 8.4% increase. The number of gold ounces placed on the pads is scheduled to increase during the rest of the year as the mine continues its expansion. Timmins Gold maintains its production target of 100,000 ounces of gold during 2012.

The increased production in Q3 was achieved as a result of improvements in process and commitment to our expansion plan, which was initiated late last year. Modifications to the existing crushing circuit, changes in our blasting patterns and optimization of our heap leaching process are producing results.

The following are some key production statistics for Q2:

Category	July-Sept 2012	July-Sept 2011	% Change
Ore Placed on Pads (dry tonnes)	1,420,414	1,364,290	4.11%
Average Grade (g/t Au)	0.887	0.804	10.23%
Low Grade Stockpiled	842,973	671,185	25.59%
Average Grade Stockpiled (g/t Au)	0.229	0.276	-17.21%
Waste Mined	4,210,428	5,097,293	-17.40%
Total Mined (tonnes)	6,476,932	7,128,270	-9.13%
Strip Ratio	1.86	2.51	-25.90%
Gold Ounces Placed on Pads	40,490	35,282	14.76%
Gold Ounces Produced	25,153	17,287	45.50%
Gold Ounces Sold	25,153	16,917	48.69%
Days	92	92	0.00%
Average Ore Processed (t/d)	15,439	14,829	4.11%
Total Mined (t/d)	70,401	77,474	-9.13%

“We would like to congratulate our President Arturo Bonillas and his operating team for achieving our target of 25,000 ounces for the quarter” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “The strong operating quarter was the result of a number of incremental process improvements. Completion of Stage 2 of our crusher expansion is expected to take us to over 22,000 t/d in Q4, and crushing capacity is scheduled to reach over 30,000 t/d early in 2013 as we continue with our expansion program. We continue to fund all of our operations, expansion and drilling from existing cash flows, and we believe that we are well positioned to continue realizing current gold prices, generating strong margins and increasing cash flow from operations.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.